Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 31, 2022

To,

The Secretary/Executive Director

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange, Inc.

NSE-IFSC Limited

Dear Sir/Madam,

Sub: Copies of newspaper advertisement regarding unaudited financial results for the quarter and half-year ended September 30, 2022

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the unaudited financial results of the company for the quarter and half-year ended September 30, 2022, as published in Financial Express and Andhra Prabha on October 30, 2022.

This is for your information and records

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: as above

Dr.Reddy's

Extract of audited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and Half year ended 31 March 2022 prepared in compliance with Indian Accounting Standards

All amounts in Indian Rupees millions

Sl. No.	Particulars	Consolidated			
		Quarter ended 30.09.2022 (Unaudited)	Half Year ended 30.09.2022 (Unaudited)	Quarter ended 30.09.2021 (Unaudited)	Previous Year ended 31.03.2022 (Audited)
1	Total Revenue from operations	63,318	115,647	57,869	215,452
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	16,136	30,816	12,725	30,614
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	16,136	30,816	12,725	30,614
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	11,142	23,032	9,958	21,825
5	Total Comprehensive Income for the period	10,521	20,282	9,643	18,927
6	Equity Share Capital	832	832	832	832
7	Reserves (excluding Revaluation Reserve)	206,920	206,920	184,612	191,292
8	**Earnings per share (in Rupees) per Rs. 5/- share**				
	Basic	67.13	138.77	60.03	131.57
	Diluted	66.98	138.47	59.88	131.21

Sl. No.	Particulars	Standalone			
		Quarter ended 30.09.2022 (Unaudited)	Half Year ended 30.09.2022 (Unaudited)	Quarter ended 30.09.2021 (Unaudited)	Previous Year ended 31.03.2022 (Audited)
1	Total Revenue from operations	48,803	85,109	38,234	144,052
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	16,929	24,445	6,487	22,238
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	16,929	24,445	6,487	22,238
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	11,163	16,158	4,490	16,232
5	Total Comprehensive Income for the period	11,757	13,833	4,625	16,745
6	Equity Share Capital	832	832	832	832
7	Reserves (excluding Revaluation Reserve)	191,709	191,709	173,843	182,530
8	**Earnings per share (in Rupees) per Rs. 5/- share**				
	Basic	67.25	97.35	27.07	97.85
	Diluted	67.10	97.14	27.00	97.58

Notes:

1 The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.

2 The unaudited results have been reviewed by the Audit Committee of the Board at their meeting held on 28 October 2022 and approved by the Board of Directors of the Company at their meeting held on 28 October 2022.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 28 October 2022

G V Prasad
Co-Chairman & Managing Direcor

Dr. REDDY'S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

Business Standard on October 30, 2022

KUMAR RANDHIR SINGH Digitally signed by KUMAR RANDHIR SINGH Date: 2022.10.31 10:31:03 +05'30'

(This is a Public Announcement for information purposes only and not for publication or distribution and is not an Offer Document)

samor REALITY LIMITED

SAMOR REALITY LIMITED

CIN: U45400GJ2020PLC118556

Our Company was originally formed as a Partnership Firm under Partnership Act, 1932 ("Partnership Act") having Firm Registration Number GUJAH201891 in the name and style of "Samor Reality" pursuant to Deed of Partnership dated December 02, 2014. Samor Reality was thereafter converted from Partnership Firm to a Public Limited Company under Part I chapter XXI of the Companies Act, 2013 with the name and style of "Samor Reality Limited" and received a Certificate of Incorporation from the Registrar of Companies, Central Registration Center dated December 01, 2020. The equity shares of our Company were listed on SME platform of BSE Limited on October 13, 2021. The Scrip symbol 'SAMOR' and ISIN 'INE0GD201014'. The Corporate Identification Number of our Company is U45400GJ2020PLC118556.

Registered Office: FO F.401, Shop Atlantis, Near Reliance Pump, Prahladnagar Road, Anandnagar, Satellite, Ahmedabad, Gujarat – 380015;
Contact Person: Ms. Pooja Aidasani, Company Secretary and Compliance Officer; • **Tel:** 079-4038-0259;
Email: compliance@samor.in; • **Website:** www.samor.in

PROMOTERS OF OUR COMPANY: MR. BIRJUKUMAR AJITBHAI SHAH & MRS. JAGRUTIBEN BIRJUBHAI SHAH

ISSUE OF 64,50,000 EQUITY SHARES WITH A FACE VALUE OF ₹ 10 EACH ("RIGHTS EQUITY SHARES") OF OUR COMPANY FOR CASH AT A PRICE OF ₹ 25 EACH INCLUDING A SHARE PREMIUM OF ₹ 15 (RUPEE FIFTEEN ONLY) PER RIGHT EQUITY SHARE ("ISSUE PRICE") FOR AN AGGREGATE AMOUNT ₹ 1612.50 LACS ON A RIGHTS BASIS TO THE ELIGIBLE EQUITY SHAREHOLDERS OF OUR COMPANY IN THE RATIO OF 3 RIGHTS EQUITY SHARES FOR EVERY 2 FULLY PAID-UP EQUITY SHARES HELD BY THE ELIGIBLE EQUITY SHAREHOLDERS ON THE RECORD DATE, THAT IS ON NOVEMBER 11, 2022 (THE "ISSUE"). THE ISSUE PRICE FOR THE RIGHTS EQUITY SHARES IS 2.5 TIMES THE FACE VALUE OF THE EQUITY SHARES. FOR FURTHER DETAILS, SEE "TERMS OF THE ISSUE" ON PAGE 95 OF THIS DRAFT LETTER OF OFFER.

This Public Announcement is being made in compliance with the provisions of Regulation 72 (2) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements), 2018 as amended (**"SEBI ICDR Regulations"**) to state that Samor Reality Limited is proposing subject to requisite approvals, market conditions, and other considerations, for an issue of Equity Shares on rights basis and has on October 23, 2022 filed the Draft Letter of Offer dated October 22, 2022 (**"DLoF"**) with SME Platform of BSE Limited (**"BSE"** the **"Stock Exchanges"**), the stock exchange on which the Equity Shares of the Company are presently listed. Since the size of the Issue is less than ₹ 5,000.00 Lakhs, as per the SEBI (ICDR) Regulations, the DLoF has not been filed with the Securities and Exchange Board of India (**"SEBI"**) nor shall SEBI issue any observation on the DLoF.

Pursuant to Regulation 72 (2) of the SEBI (ICDR) Regulations, the DLoF is filed and hosted on the website of BSE Ltd. at www.bseindia.com and is open to public for comments, if any. All the members of the public are hereby invited to provide their copy of comments on the DLoF to our Company respect to disclosures made in the DLoF, at the respective addresses mentioned herein. All the comments must be received by our Company on or before 5:00 p.m. on

మంకు అనేక అనుమతులు లేని ఖరారు చేసిన టెండర్లను రద్దు చేసే విధంగా కేఆర్ఎంబి
ది కృష్ణా నదీ జలాలను బేసిన్ చర్యలు తీసుకోవాలని మురళీధర్ డిమాండ్ చేశారు.
ందుకు ప్రాజెక్టులు నిర్మిస్తుందని ఈఅక్రమ ప్రాజక్టులతో తెలం గాణలో నీటి కొరత
వ్యక్తం చేశారు. అపెక్స్ కౌన్సిల్, కె ఏర్పడే ప్రమాదం ఉందని ఆయన ఆందోళన వ్యక్తం
ంలు లేకుండా ఆంధ్రనిర్మిస్తున్న చేశారు.

దుకు బాధ్యులెవరో తేల్చాలని ఆ జిల్లా కలెక్టర్‌కు ఆమె ఆదేశించారు. భవిష్యత్తులో ఇలాంటి సంఘటనలు పునరావృతం కాకుండా చర్యలు తీసు కోవాలని తెలంగాణ గురుకుల విద్యాలయాల సంస్థ డైరెక్టర్‌ను మంత్రి ఆదేశించారు.

కార్తీకమాసం, సంక్రాంతికి అదనపు బస్సులు

సంస్థ ఛైర్మన్, ఎండి వెల్లడి

హైదరాబాద్, ఆంధ్రప్రభ: ఆర్టీసీ క్రమంగా లాభాల బాట పడుతోందని టీఎస్‌ఆర్టీసీ సంస్థ ఛైర్మన్ బాజిరెడ్డి గోవర్ధన్, ఎండీ సజ్జనార్ తెలిపారు. ఆర్టీసీ ఉన్నతాధికారులతో వీరు శనివారం బస్‌భవన్‌లో సమీక్ష నిర్వహించారు. ఈ సందర్భంగా వారు మాట్లాడుతూ ఆర్టీసీ ఓఆర్ క్రమంగా పెరుగుతోందని, దాన్ని 70 నుంచి 75 శాతం వరకు వచ్చే విధంగా కృషి చేయాలని అధికారులకు ఆదేశించారు. గత సెప్టెంబర్ నెలలో 15 డిపోలు లాభాల బాటలోకి రావడం చాలా సంతోషకర మన్నారు. కార్గో ఆదాయం రూ.7 కోట్లు వస్తుందని, దాన్ని రూ.11 కోట్ల నుంచి రూ.12 కోట్ల వరకు పెంచాలని సూచించారు. రాబోయే పండుగులైన కార్తీకమాసం, సంక్రాంతి పండుగలకు అదనపు బస్సులను నడిపి అధిక ఆదాయాన్ని తీసుకు రావాలని ఆకాంక్షించారు. ఈ సమావేశంలో ఈడీ అధికారులు, ఆర్ఎంలు పాల్గొన్నారు.

ఏఈఈ పోస్టుల భర్తీకి జనవరి 22న పరీక్ష

హైదరాబాద్, ఆంధ్రప్రభ: వివిధ శాఖల్లోని అసిస్టెంట్ ఎగ్జిక్యూటివ్ ఇంజినీర్ (ఏఈఈ) పోస్టుల భర్తీకి సంబంధించిన పరీక్ష తేదీని టీఎస్‌పీఎస్సీ ఖరారు చేసింది. వచ్చే ఏడాది 2023 జనవరి 22న పరీక్ష నిర్వహించనున్నట్లు ప్రకటించింది. రెండు పేపర్లకు పరీక్ష నిర్వహించనుండగా ఒక్కో పేపర్‌కు 150 నిమిషాల సమయం కేటాయిస్తారు. మొత్తం 450 మార్కులకు రాత పరీక్ష ఉంటుంది. 1540 పోస్టుల భర్తీకి సెప్టెంబర్ 15న నోటిఫికేషన్ జారీ చేసిన విషయం తెలిసిందే.

తెలంగాణ ప్రభుత్వము
సూపరింటెండెంట్ కార్యాలయం ప్రభుత్వ ఇఎన్‌టి ఆసుపత్రి, కోఠి, హైదరాబాద్

టెండరు ప్రకటన

ఆర్‌సి.నెం:06/పీపీ/ఇఎన్‌టి/2022 తేది: 28-10-2022

ఇఎన్‌టి సర్జికల్ పరికరాలు, ఓ.టి టేబుల్స్, సి-ఆర్మ్ కంపాటిబుల్ ఓటి టేబుల్ మరియు ఓటి హూంలైట్స్ కొరకు పేరుపొందిన సర్వీస్ ప్రొవైడర్ల నుండి దిగువ సంతకందారునిచే సీలు వేసిన టెండర్లు కోరబడినవి. టెండరు ఫారం అమ్మకం :31.10.2022న ఉ॥10.00గంటల నుండి సా॥4.00గంటల వరకు పనిరోజులలో మాత్రమే. టెండరుఫారం అమ్మకానికి చివరి తేది: 07.11.2022, టెండరు ఫారం సమర్పించుట: 08.11.2022న మ॥12.00గంటల వరకు. టెండర్లు తెరచుట : 08.11.2022న మ॥3.00గంటలకు, ప్రభుత్వ ఇఎన్‌టి హాస్పిటల్, కొత్తబిల్డింగ్ యొక్క ఆడిటోరియం లో టెండరుదారుల ప్రతినిధుల సమక్షంలో.

సం/- సూపరింటెండెంట్

Ro.No.2076-DP/CL/Advt/1/2022-23, Dt. 29.10.2022

Dr.Reddy's

Extract of audited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and Half year ended 31 March 2022 prepared in compliance with Indian Accounting Standards

All amounts in Indian Rupees millions

Sl. No.	Particulars	Consolidated			
		Quarter ended 30.09.2022 (Unaudited)	Half Year ended 30.09.2022 (Unaudited)	Quarter ended 30.09.2021 (Unaudited)	Previous Year ended 31.03.2022 (Audited)
1	Total Revenue from operations	63,318	115,647	57,869	215,452
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	16,136	30,816	12,725	30,614
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	16,136	30,816	12,725	30,614
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	11,142	23,032	9,958	21,825
5	Total Comprehensive Income for the period	10,521	20,282	9,643	18,927
6	Equity Share Capital	832	832	832	832
7	Reserves (excluding Revaluation Reserve)	206,920	206,920	184,612	191,292
8	**Earnings per share (in Rupees) per Rs. 5/- share**				
	Basic	67.13	138.77	60.03	131.57
	Diluted	66.98	138.47	59.88	131.21

Sl. No.	Particulars	Standalone			
		Quarter ended 30.09.2022 (Unaudited)	Half Year ended 30.09.2022 (Unaudited)	Quarter ended 30.09.2021 (Unaudited)	Previous Year ended 31.03.2022 (Audited)
1	Total Revenue from operations	48,803	85,109	38,234	144,052
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	16,929	24,445	6,487	22,238
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	16,929	24,445	6,487	22,238
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	11,163	16,158	4,490	16,232
5	Total Comprehensive Income for the period	11,757	13,833	4,625	16,745
6	Equity Share Capital	832	832	832	832
7	Reserves (excluding Revaluation Reserve)	191,709	191,709	173,843	182,530
8	**Earnings per share (in Rupees) per Rs. 5/- share**				
	Basic	67.25	97.35	27.07	97.85
	Diluted	67.10	97.14	27.00	97.58

Notes:

1 The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.

2 The unaudited results have been reviewed by the Audit Committee of the Board at their meeting held on 28 October 2022 and approved by the Board of Directors of the Company at their meeting held on 28 October 2022.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 28 October 2022

G V Prasad
Co-Chairman & Managing Direcor

Dr. REDDY'S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

Andhra Prabha on October 30, 2022

KUMAR RANDHIR SINGH Digitally signed by KUMAR RANDHIR SINGH Date: 2022.10.31 10:31:21 +05'30'